UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to ______________

Commission file number 1-10258

A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:

TREDEGAR CORPORATION
RETIREMENT SAVINGS PLAN

B.        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tredegar Corporation
1100 Boulders Parkway
Richmond, Virginia 23225

REQUIRED INFORMATION

See Appendix 1.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TREDEGAR CORPORATION
RETIREMENT SAVINGS PLAN

	By:	/s/ Michael J. Schewel
Michael J. Schewel
Employee Savings Plan Committee

Date: June 24, 2016

Appendix 1

Tredegar Corporation Retirement
Savings Plan

Financial Report
December 31, 2015 and 2014

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-17

SUPPLEMENTARY INFORMATION

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)-Schedule I	18

EXHIBIT

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Employee Benefits Administrative Committee
Tredegar Corporation Retirement Savings Plan
Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the Tredegar Corporation Retirement Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ PBMares, LLP

Richmond, Virginia
June 24, 2016

FINANCIAL STATEMENTS

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014

ASSETS

Investments, at fair value:
Mutual funds	$78,802,407	$71,990,879
Tredegar Corporation common stock	20,433,488	32,723,353
Interest-bearing cash	53,373	57,022
Self-directed brokerage account	1,041,084	974,871
Common collective trust	9,916,340	10,598,821
Total investments	110,246,692	116,344,946

Receivables:
Accrued dividends	148,836	117,988
Notes receivable from participants	3,166,906	2,720,287
Total receivables	3,315,742	2,838,275
Total assets	113,562,434	119,183,221

LIABILITIES	-	-

Net assets available for benefits, at fair value	113,562,434	119,183,221
Adjustment from fair value to contract value for fully benefit-responsive investment contract	7,091	(67,979)
Net assets available for benefits	$113,569,525	$119,115,242

See accompanying notes.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2015 and 2014

	2015	2014

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income:
Dividends, interest and other	$2,667,416	$6,152,838
Net depreciation in fair value of investments	(15,544,951)	(9,690,801)
Total investment loss	(12,877,535)	(3,537,963)

Interest on notes receivable from participants	126,930	123,492

Contributions:
Employer	2,759,646	1,518,624
Participants	4,807,358	4,219,773
Rollover	366,399	95,796
Total contributions	7,933,403	5,834,193
Total additions	(4,817,202)	2,419,722

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Administrative expenses	55,928	97,031
Benefits paid to participating employees	10,829,467	13,358,741
Total deductions	10,885,395	13,455,772

NET DECREASE	(15,702,597)	(11,036,050)

TRANSFERS IN	10,156,880	-

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	119,115,242	130,151,292
End of year	$113,569,525	$119,115,242

See accompanying notes.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

NOTE 1.	DESCRIPTION OF PLAN

General

Tredegar Corporation (Tredegar), which is engaged directly in the manufacturing of plastic films and aluminum extrusions, is a Virginia corporation.  The Tredegar Corporation Retirement Savings Plan (Plan) was adopted by the Board of Directors of Tredegar on June 14, 1989 and the Plan was effective as of July 1, 1989.

Effective June 19, 2015 AACOA, Inc. 401(k) Profit Sharing Plan merged into the Tredegar Corporation Retirement Savings Plan. AACOA, Inc. is a wholly owned subsidiary of William L. Bonnell Company, Inc. which is a wholly owned subsidiary of Tredegar Corporation.

The Plan is subject to Titles I, II and III and is exempt from Title IV of the Employee Retirement Income Security Act of 1974 (ERISA). Title IV of ERISA provides for federally sponsored insurance for plans that terminate with unfunded benefits.  No such insurance is provided to participants in this Plan; however, because the benefits that participants are entitled to receive are always equal to the value of their account balances, the Plan is always fully funded.  The value of a participant's account may change from time to time.  Each participant assumes the risk of fluctuations in the value of his or her account.

The Plan is a defined contribution plan.  Information regarding plan benefits and vesting is provided in the Plan and related documents, which are available at Tredegar’s main office at 1100 Boulders Parkway, Richmond, Virginia.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared using the contract value basis for fully benefit-responsive investment contracts.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefits are recorded when paid or when payment has been attempted.

Administrative Expenses

The Plan is responsible for all trustee and investment management fees.  Tredegar pays for all other administrative expenses up to an annual limit of $75,000.  Any expenses in excess of this limit are paid by the Plan.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncement

In July 2015, the FASB issued Accounting Standard Update (ASU) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (consensuses of the Emerging Issues Task Force). The amendments in Part I of this ASU designate contract value as the only required measure for fully benefit-responsive investment contracts. This amendment maintains the relevant information while reducing the cost and complexity of reporting for fully benefit-responsive investment contracts (for example, an adjustment to reconcile contract value to fair value). The objective of Part II of this update is to simplify and make more effective the investment disclosure requirements under Topic 820 and under Topics 960, 962, and 965 for employee benefit plans. The amendments in Part III of this update provide a practical expedient to permit plans to measure investments and investment-related accounts (for example, a liability for a pending trade with a broker) as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with a month-end. The amendments simplify the measurement of investments and investment-related accounts while not significantly reducing the relevance of the information to users. Furthermore, the disclosures increase the transparency of the measurement date used and events that occur between the measurement date and the plan's fiscal year-end. The amendments in this update are effective for fiscal years beginning after December 15, 2015. Earlier application is permitted.  Plan management is evaluating applicability of Part I and therefore has not early adopted.  Plan Management has adopted Part II of this update as of and for the year ended December 31, 2015.  Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new update.  Part III is not applicable to the Plan.

In May 2015, the FASB issued new guidance for investments measured at net asset value (“NAV”). Under the new guidance, investments measured at NAV, as a practical expedient for fair value, are excluded from the fair value hierarchy. Removing investments measured using the practical expedient from the fair value hierarchy is intended to eliminate diversity in practice that currently exists with respect to the categorization of these investments. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 for public business entities. Early adoption is permitted, including for financial statement periods that have not yet been issued. Early adoption is permitted for all entities, and the Plan has chosen to early adopt this guidance for the year ended December 31, 2015 on a retrospective basis.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In January 2015, the FASB simplified income statement classification by removing the concept of extraordinary items. Items that are both unusual and infrequent in nature will no longer be separately reported net of tax after continuing operations. The existing requirement to separately present items that are of an unusual nature or occur infrequently on a pre-tax basis within income from continuing operations has been retained and expanded to include items that are both unusual and infrequent. The standard is effective for periods beginning after December 15, 2015. Early adoption is permitted, but only as of the beginning of the fiscal year of adoption. The new standard is not expected to impact the Plan.

In May 2014, the Financial Accounting Standards Board (“FASB”) and International Accounting Standards Board (“IASB”) issued their converged standard on revenue recognition. The revised revenue standard contains principles that an entity will apply to direct the measurement of revenue and timing of when it is recognized. The core principle of the guidance is that the recognition of revenue should depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods and services. To achieve that core principle, an entity will utilize a principle-based five-step approach model. The converged standard also includes more robust disclosure requirements which will require entities to provide sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In March 2016, amended guidance was issued regarding clarifying the implementation guidance on principal versus agent considerations. The effective date of this revised standard is for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application is permitted as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that annual reporting period. The converged standard can be adopted either retrospectively or through the use of a practical expedient. The Plan is still assessing the impact of this new guidance.

NOTE 3.	CONTRIBUTIONS AND INVESTMENT OPTIONS

A participant may contribute a percentage of his or her base pay (as defined) ranging from a minimum of .1% (one-tenth of one percent) to 75%.  With the exception of certain collectively bargained plans, the 2015 company matching contribution was $1.00 for every $1.00 a participant contributes up to 5% each payroll period and the 2014 company matching contribution was $0.50 for every $1.00 a participant contributes up to 5% each payroll period.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

NOTE 3.	CONTRIBUTIONS AND INVESTMENT OPTIONS (Concluded)

With the exception of certain participants covered under certain collective bargaining agreements, employees are automatically enrolled in the retirement savings plan at a 3% contribution level unless they choose to contribute more or less.  The default investment fund is the age appropriate target fund.

Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers twenty-five (25) mutual funds, Tredegar stock, one (1) common collective trust and a self-directed brokerage window as investment options to participants.

For 2015 and 2014 all employer matching contributions were allocated 50% to the Tredegar Stock fund and 50% to an investment selection made by the participant.  If a participant did not make an investment selection, this money was invested in the JP Morgan SmartRetirement target date fund, the Plan’s default funds, based on the participant’s age and an estimated retirement age of 65.  All eligible participants in the plan are able to immediately diversify their company matching contribution by transferring out of Tredegar company stock into another fund or a combination of funds offered in the Plan.

Effective March 11, 2016 Tredegar Company Stock was closed to investments, transfers into the fund and company matching contributions.  Also, effective March 11, 2016 all employer matching contributions are allocated 50% to the JP Morgan SmartRetirement target date fund, the Plan’s default funds, based on the participant’s age and an estimated retirement age of 65 and 50% to an investment election selected by the participant.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

NOTE 4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets available for benefits and significant components of the changes in net assets relating to the Tredegar common stock fund is listed below.

	2015	2014
Net assets available for benefits:
Tredegar common stock	$13,414,504	$21,872,047
Accrued dividends	108,078	87,474
	$13,522,582	$21,959,521

Changes in net assets available for benefits:
Additions to net assets attributed to:
Investment income:
Dividends	$407,060	$348,480
Net depreciation in fair value of investments	(8,405,190)	(7,592,299)
	(7,998,130)	(7,243,819)

Interest on notes receivable from participants	41	11

Contributions	1,479,623	800,831

Total reductions	(6,518,466)	(6,442,977)

Deductions from net assets attributed to:
Administrative expenses	18,592	25,442
Benefits paid to participating employees	1,349,475	1,706,387
Transfers to participant-directed investments	550,406	806,858
Total deductions	1,918,473	2,538,687
Net decrease	(8,436,939)	(8,981,664)

Net assets available for benefits:
Beginning of year	21,959,521	30,941,185
End of year	$13,522,582	$21,959,521

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

NOTE 5.	FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurement, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Mutual funds:  Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (SEC).  These funds are required to publish their daily net asset value (NAV) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Common stock: Valued at closing price reported on the active market on which the individual securities are traded.
(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

NOTE 5.	FAIR VALUE MEASUREMENTS (Continued)

Interest-bearing cash: Valued at $1.

Self-directed brokerage account: Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables summarize financial assets measured at fair value on a recurring basis, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value, as of December 31, 2015 and 2014, respectively:

Assets Measured at Fair Value on a Recurring Basis at December 31, 2015

	Level 1	Level 2	Level 3	Total
Mutual funds	$78,802,407	$-	$-	$78,802,407
Common stocks	20,433,488	-	-	20,433,488
Interest-bearing cash	53,373	-	-	53,373
Self-Directed Brokerage	1,041,084	-	-	1,041,084
Total assets at fair value	100,330,352	-	-	100,330,352
Total assets at NAV				9,916,340
Total assets				$110,246,692

Assets Measured at Fair Value on a Recurring Basis at December 31, 2014

	Level 1	Level 2	Level 3	Total
Mutual funds	$71,990,879	$-	$-	$71,990,879
Common stocks	32,723,353	-	-	32,723,353
Interest-bearing cash	57,022	-	-	57,022
Self-Directed Brokerage	974,871	-	-	974,871
Total assets at fair value	105,746,125	-	-	105,746,125
Total assets at NAV				10,598,821
Total assets				$116,344,946

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

NOTE 5.	FAIR VALUE MEASUREMENTS (Concluded)

Fair Value of Investments in Entities that Use NAV

The following table summarizes investments measured at fair value based on NAV per share at December 31, 2015 and 2014, respectively.

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common Collective Trust - JP Morgan Stable Asset Income Fund(1)	$9,916,340	N/A	Daily or monthly	None or 5 days

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common Collective Trust - JP Morgan Stable Asset Income Fund(1)	$10,598,821	N/A	Daily or monthly	None or 5 days

(1) The Fund’s objective is to seek to provide capital preservation, liquidity, and current income at levels that are typically higher than those provided by money market funds.  The Fund invests in a highly diversified fixed income strategy by investing in other collective trust funds and a separate account which may include U.S. treasury and agency securities, mortgage backed securities, asset-backed securities, private mortgages, corporate debt and short-term investments.  The Fund also enters into investment contracts to provide benefit responsive wraps.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

NOTE 6.	INVESTMENT CONTRACT WITH INVESTMENT COMPANY

The Plan entered into a benefit-responsive investment contract with JP Morgan Chase Bank, N.A.  The investment is included in the statements of net assets available for benefits at fair value as determined using the market approach based on market prices of similar contracts.  The adjustment from fair value to contract value for the investment contract is based on the contract value as reported to the Plan by JP Morgan Asset Management.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because a guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  Contract value, as reported to the Plan by JP Morgan Asset Management, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The fair value of the investment contract at December 31, 2015 and 2014 was $9,916,340 and $10,598,821, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer.  Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following:  (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

NOTE 6.	INVESTMENT CONTRACT WITH INVESTMENT COMPANY

The guaranteed investment contract does not permit the investment company to terminate the agreement prior to the scheduled maturity date.

The following information reflects the difference between the contract value of the fully benefit-responsive investment and the fair market value as of December 31, 2015 and 2014.

	2015	2014
Common collective trust (fair value)	$9,916,340	$10,598,821
Common collective trust (contract value)	9,923,431	10,530,842
Adjustment to contract value	$7,091	$(69,979)

NOTE 7.	FORFEITURES

Employees who leave Tredegar before becoming fully vested in Tredegar contributions forfeit the value of the nonvested portion of the Tredegar contribution account.  At December 31, 2015 and 2014, forfeited nonvested accounts totaled $43,383 and $34,652, respectively.  These accounts will be used to reduce future employer contributions.  In 2015 and 2014, employer contributions were reduced by $43,383 and $0, respectively, from forfeited nonvested accounts.

NOTE 8.	RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by JP Morgan.  JP Morgan is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment.

Certain Plan investments are shares of stock in Tredegar Corporation.  Tredegar Corporation is the plan sponsor as defined by the Plan and, therefore, these transactions qualify as related party transactions.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

NOTE 9.	INCOME TAX STATUS

The Plan received its latest determination letter on August 15, 2013, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC).  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the taxing authorities.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any periods.

NOTE 10.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

NOTE 11.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

	2015	2014
Net assets available for benefits per financial statements	$113,569,525	$119,115,242
Adjustment from contract value to fair value for guaranteed investment contract	(7,091)	67,979
Net assets per Form 5500	$113,562,434	$119,183,221

Total additions/deductions per financial Statements	$(4,817,202)	$2,419,722
Adjustment from contract value to fair value for guaranteed investment contract current year	(7,091)	67,979
Adjustment from contract value to fair value for guaranteed investment contract prior year	(67,979)	23,082
Total income/loss per Form 5500	$(4,892,272)	$2,510,783

Net decrease per financial statements	$(15,702,597)	$(11,036,050)
Adjustment from contract value to fair value for guaranteed investment contract current year	(7,091)	67,979
Adjustment from contract value to fair value for guaranteed investment contract prior year	(67,979)	23,082
Net income/loss per Form 5500	$(15,777,667)	$(10,944,989)

NOTE 12.	PLAN TERMINATION

Although it has not expressed any intent to do so, Tredegar has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

NOTE 13.	SUBSEQUENT EVENTS

The Plan has evaluated all events through the date these financial statements were available to be issued. The Plan has determined that the events discussed below requires disclosure pursuant to the FASB ASC.

Effective March 11, 2016 Tredegar Company Stock was closed to investments, transfers into the fund and company matching contributions.  Also, effective March 11, 2016 all employer matching contributions are allocated 50% to the JP Morgan SmartRetirement target date fund, the Plan’s default funds, based on the participant’s age and an estimated retirement age of 65 and 50% to an investment election selected by the participant.

Effective March 21, 2016 Matrix Trust Company was removed as Trustee of the Plan and Great West Trust Company was appointed as successor Trustee of the Plan.

SUPPLEMENTARY INFORMATION

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)-Schedule I
December 31, 2015
EIN:  54-1497771          PN:  002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	American Funds	EuroPacific Growth R4	**	$4,108,356
	Vanguard	Total International Stock Index Admiral	**	419,671
	Metropolitan	West Total Return Bond	**	5,345,986
	Franklin Templeton	Templeton Global Bond	**	347,081
	Diamond Hill	Diamond Hill Long Short	**	147,822
	Vanguard	Inflation Protected Securities	**	284,512
	Vanguard	Total Bond Market Index Admiral	**	1,379,885
	DFA	Emerging Markets	**	176,710
	Natixis	ASG Managed Futures Strategy	**	305,793
	Vanguard	500 Index Admiral	**	20,771,256
	Vanguard	Extended Market Index Admiral	**	4,299,669
	Eagle Funds	Eagle Mid Cap Growth	**	845,257
*	JP Morgan	SmartRetirement 2025 Institutional	**	5,719,961
*	JP Morgan	SmartRetirement 2035 Institutional	**	2,065,295
*	JP Morgan	SmartRetirement 2045 Institutional	**	828,498
*	JP Morgan	SmartRetirement 2050 Institutional	**	1,671,625
*	JP Morgan	SmartRetirement 2020 Institutional	**	10,239,416
*	JP Morgan	SmartRetirement 2030 Institutional	**	9,072,039
*	JP Morgan	SmartRetirement 2040 Institutional	**	3,338,486
*	JP Morgan	SmartRetirement 2015 Institutional	**	1,703,777
*	JP Morgan	SmartRetirement Income Institutional	**	2,641,662
	Aston Silvercrest	ASTON/Silvercrest Small Cap	**	2,453,117
	Vanguard	REIT Index Admiral	**	636,533
*	Tredegar Corporation	Stock Fund	$15,458,866	13,414,504
*	Tredegar Corporation	Stock Fund	**	5,014,043
*	Tredegar Corporation	Stock Fund - Brokerage	**	2,004,941
*	JP Morgan	Interest-bearing cash	$53,373	53,373
*	J.P Morgan	JPMS Self-directed Brokerage Account	**	1,041,084
*	JP Morgan	Stable Asset Income Fund	**	9,916,340
*	Participant loans	703 loans, 4.25% - 9.75%	$-0-	3,166,906
	Total investments			$113,413,598
* party-in-interest	** cost omitted for participant-directed investment